Exhibit 99.1

Aurora Cannabis Announces CFO Transition and Completion of Previously Announced Share Consolidation

NASDAQ | TSX: ACB

EDMONTON, AB, Feb. 20, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian based leading global medical cannabis company, is pleased to announce today that Simona King, a former executive of Bristol Myers-Squibb, a leading multinational pharmaceutical company, has been appointed as Chief Financial Officer of the Company, effective February 21, 2024. Ms. King brings over 25 years of progressive finance leadership experience, with deep business knowledge and proven success with global and emerging organizations. She served nearly 20 years with Bristol Myers-Squibb, where she held increasingly senior finance roles and enabled the company's growth strategy. Glen Ibbott, current Chief Financial Officer, will be stepping down from his full-time role effective today to pursue new opportunities. He will remain in an advisory role over the next few months to ensure a smooth transition of responsibilities to Simona.

CFO Transition

"As our company continues to evolve, we are thrilled to welcome Simona King to Aurora. Simona has spent her career growing businesses, improving operational efficiencies, and leading a best- in-class global financial organization. Her deep operational and financial knowledge, combined with her extensive experience across many corporate functions and deep commitment to developing talent, make her uniquely positioned to help lead Aurora into its next phase of growth" said Miguel Martin, CEO.

Mr. Martin continued, "On behalf of our Board of Directors, and the entire Aurora team, I would like to offer our sincere thanks and appreciation to Glen. Since 2017, Glen has dedicated immeasurable time, energy, and passion to shaping Aurora into a leading medical cannabis company; and we have been fortunate to have his leadership over the years as we navigated this emerging industry. We wish him all the best for his future endeavours."

Ms. King brings deep financial expertise across corporate, operations and international business units. In recent years, she has spread her professional reach, joining fast moving public companies in emerging sectors, including biotech. She joins Aurora most recently as the CFO of a number of clinical stage biotechnology companies.

Share Consolidation

Aurora also announces the completion of its previously announced consolidation of the common shares of the Company (the "Common Shares") on a 10 to 1 basis (the "Consolidation"). The Common Shares will begin trading on a post-Consolidation basis on the NASDAQ Capital Market (the "NASDAQ") and the Toronto Stock Exchange (the "TSX") under the symbol "ACB" at the opening of trading today.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's Common Shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR; For Investors: ICR, Inc., aurora@icrinc.com media@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-FEB-24